Issuer Free Writing Prospectus Dated August 19, 2021 Filed Pursuant to Rule 433 Registration No. 333-255475 ATAX Preferred Series A-1 Exchange Offering

Forward-Looking Statements This presentation incorporates information from a prospectus filed by America First Multifamily Investors, L.P. (the “Partnership”) with the Securities and Exchange Commission for the offering to which this communication relates (the “Prospectus”) and contains forward-looking statements. All statements in this document other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements. We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Risk Factors” beginning on page 21 of the Prospectus and page 14 of our Annual Report on Form 10-K for the year ended December 31, 2020. These forward-looking statements are subject to various risks and uncertainties and America First Multifamily Investors, L.P. expressly disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Disclosure Regarding Non-GAAP Measures This document refers to certain financial measures that are identified as non-GAAP. The Partnership believes that these non-GAAP measures are helpful to investors because they are the key information used by management to analyze the Partnership’s operations. This information should not be considered in isolation or as a substitute for the related GAAP measures. A reconciliation of Non-GAAP measures to the most comparable GAAP measures can be found in Addendum C of this presentation.

Important Notices Free Writing Prospectus Statement   America First Multifamily Investors, L.P. (“we,” “us,” “our,” or the “Partnership”) has filed a registration statement on Form S-4 (including a prospectus) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The Registration Statement was declared effective by the SEC on July 6, 2021.   Before you invest, you should read the prospectus in the Registration Statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Partnership will arrange to send you the prospectus if you request it by calling (855) 428-2951.   Additional Disclosures   There is no guarantee that any specific outcome will be achieved in connection with your investment in the Partnership. An investment in our Series A-1 Preferred Units involves risks. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information in the “Risk Factors” section of the prospectus included in the Registration Statement, which was initially filed with the SEC on April 23, 2021, and declared effective by the SEC on July 6, 2021.

ATAX Preferred – Performance Summary Original Investment Thesis: To provide US depository institutions with an investment likely to receive positive CRA consideration, while generating Income, distributing cash and providing an allocation of investment capital to specific Community development investments. Furthermore, the investment should reduce risk through portfolio diversification and seniority within the fund capital stack. Performance Summary: $94.5 million of Preferred Series A Capital deployed between Q1 2016 – Q4 2017 5 Investors made 9 separate rounds of investment All Preferred distributions have been made in full and on time CRA allocations managed across 30 different allocation requests From Q1 2016 through Q2 2021, ATAX provided financing for: 37 additional Community Development Investments In 8 states and 24 different counties Representing 5,461 Total Units

ATAX Series A Preferred Options Current ATAX Series A Preferred Investor Series A-1 Preferred Exchange New Investment Credit New CRA Allocations Materially similar terms to Series A Senior Security 3% Rate Investor Optional Redemption on 6th Anniversary No Fees Series A Preferred Continue to hold Continue to receive distributions Maintain CRA allocations May Put in part or whole upon 6th anniversary of investment and each anniversary of that date thereafter May Exchange for Series A-1 pursuant to this offering at a later date No fees Investor Optional Redemption Return of investment capital Release CRA Allocations

ATAX – The Fund America First Multifamily Investors, L.P. (NASDAQ:ATAX) (the “Fund” or the “Partnership”) was formed on April 2, 1998 under the Delaware Revised Uniform Limited Partnership Act for the initial purpose of acquiring, holding, selling and otherwise dealing with a portfolio of mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential properties. We expect and believe the interest received on our mortgage revenue bonds is excludable from gross income for Federal income tax purposes. We may also make other investments in accordance with the First Amended and Restated Agreement of Limited Partnership dated September 15, 2015, as further amended. ATAX represents that the majority of its invested assets will be CRA-eligible investments, as determined by the manager. Partnership Details as of June 30, 2021 Symbol (NASDAQ) ATAX Most Recent Quarterly Distribution $0.11 BUC Price (Common) $6.74 Units Outstanding 60,867,539 Market Capitalization $410.2 million 52-week range of BUC price $3.58 - $7.07 Total Assets $1.2 Billion Ratio of Debt To Total Assets at Par and Cost 68%

ATAX – Structure* ATAX was formed for the primary purpose of acquiring, holding, selling and otherwise dealing with a portfolio of mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential properties. $1.2 Billion Portfolio generates primarily interest and amortization for the fund. The fund pays management fees and operating expenses. ATAX uses prudent levels of leverage to optimize fund returns. ATAX is approximately 68% levered, of which 40% of debt is Fixed rate Preferred Units are senior in distribution & Liquidation to the General Partner and BUC Capital. The Preferred Units receive CRA allocation to specific requested Community Development investments. $410.2 Million of market cap equity as Beneficial Unit Certificates (BUCs) listed on NASDAQ. holders receive quarterly distributions. *For illustration purposes only.

Preferred Units Distribution Coverage Ratio The Partnership believes that Net Income and Cash Available for Distribution* (“CAD”) provides relevant information about the Partnership’s operations and is necessary for understanding its operating results.   *Please see Addendum C: Cash Available for Distribution Calculations for e reconciliation of CAD to its most directly comparable GAAP measure. Preferred Units Distribution Coverage Ratio Period Year Net Income CAD Preferred Units Distribution & Accretion Full CAD1 Preferred Units Distribution2 Net Income CAD 5 2016 $23,784,507 $30,204,080 $,583,407 $30,787,487 $2,835,000 8.3895968253968256 10.859783774250442 4 2017 $30,591,198 $36,098,781 $1,982,538 $38,081,319 $2,835,000 10.790546031746032 13.432564021164021 3 2018 $41,139,529 $43,567,768 $2,871,050 $46,438,818 $2,835,000 14.511297707231041 16.380535449735451 2 2019 $30,492,151 $34,388,377 $2,871,051 $37,259,428 $2,835,000 10.755608818342152 13.142655379188712 1 2020 $7,208,828 $15,766,220 $2,871,051 $18,637,271 $2,835,000 2.5427964726631394 6.5739932980599649 ytd 2021 $17,257,534 $17,005,535 $1,435,526 $18,441,061 $1,417,500 12.174627160493827 13.009566843033509 Three Year Average (2018-2020) 9.2699009994121102 12.03239470899471 Five Year Average (2016-2020) 9.3979691710758395 12.07790638447972 Assumptions: 1) Full CAD calculated by adding back Preferred Unit Distributions & Accretion to CAD 2) Full $94,500,000 of Preferred A as if outstanding over entire period reviewed. 3) Preferred Series A Units initially issued in Q1 2016

Interest Rate Sensitivity Analysis The management team seeks the optimization of Fixed versus Variable rate leverage based upon the current and projected interest rate market. Represents the change over the next 12 months assuming an immediate shift in rates and management does not adjust its strategy in response. Description -25 bps +50 bps +100 bps +150 bps +200bps TOB Debt Financings $742,631 ($1,374,703) ($2,749,406) ($4,124,109) ($5,498,811) TEBS Debt Financing 129,122 (258,243) (516,487) (774,730) (1,032,974) Other Investment Financings - (210,785) (760,785) (1,310,785) (1,860,785) Variable Rate Investments (111,143) 339,187 1,166,426 2,163,262 3,207,196 Total $760,610 ($1,504,544) ($2,860,252) ($4,046,362) ($5,185,374) Please Note: The interest rate sensitivity table above (the “Table”) represents the change in interest income from investments, net of interest on debt and settlement payments for interest rate derivatives over the next twelve months, assuming an immediate parallel shift in the LIBOR yield curve and the resulting implied forward rates are realized as a component of this shift in the curve. Assumptions include anticipated interest rates, relationships between interest rate indices and outstanding investments, liabilities and interest rate derivative positions. No assurance can be made that the assumptions included in the Table presented herein will occur or that other events will not occur that will affect the outcomes of the analysis. Furthermore, the results included in the Table assume the Partnership does not act to change its sensitivity to the movement in interest rates. As the above information incorporates only those material positions or exposures that existed as of June 30, 2021, it does not consider those exposures or positions that could arise after that date. The ultimate economic impact of these market risks will depend on the exposures that arise during the period, our risk mitigation strategies at that time and the overall business and economic environment.

Community Development Investments The majority of the Fund’s invested assets are CRA-eligible investments (“Community Development Investments” or “CDI”). CRA Majority of Invested Assets Certification provided at close. Annual CRA Majority of Invested Assets Certification provided thereafter. The manager determines CDI’s where the majority of underlying units are restricted to those earning less than 80% of Area Median Income (“AMI”). Low Income Housing Tax Credit multifamily housing. 501(c)(3) Income Restricted multifamily housing. CDI specific allocation, portfolio diversified risk. Equity allocated to specific CDI(s) for reporting purposes. Strict control of CRA allocations to ensure no overlap. Economic risk spread across the entire fund portfolio. Regulatory approval received by Preferred Unit Investors. Bruton Apartments Dallas, TX $18.14 Million Senior Bond 100% @ 60% AMI Seasons At Simi Valley Simi Valley, CA $4.4 Million Senior Bond 40% @ 40% & 60% @ 50% AMI Bridle Ridge Apartments Greer, SC $7.9 Million Senior Bond 100% @ 60% AMI Illustrative transactions

Community Development Investments Available for Allocation States with both CRA and Non-CRA Investments States with Non-CRA Investments only State Available for Allocation * CA 45,971,000 IL 7,351,468 IN 5,220,000 LA 11,500,000 MN 4,550,000 MS 4,828,000 NC 15,415,000 NM 24,900,000 OH 703,446 SC 85,408,004 TN 11,773,189 TX 296,414,520 WA 9,850,000 Total $523,884,627 * Information as of June 30, 2021

The Management Team We approach multifamily real estate as long-term owners and managers. Based in Omaha, Nebraska, the core team of real estate professionals executes ATAX’s fundamental long-term strategy. Our in-depth knowledge of the industry, from development to property management, combined with our proven and verifiable track record of success, is a testament of the commitment and dedication we bring to each property. The General Partner that manages ATAX’s operations is a wholly owned subsidiary of Greystone. Key features of each of our real estate investments includes: Safety and preservation of capital. Predictable current cash distributions/yields. Potential for enhanced yield/capital appreciation. Expertise Multifamily Ownership Affordable Housing Multifamily Property Management Student Housing

Greystone Greystone, founded in 1988, is a national commercial real estate lending, investment and advisory firm headquartered in New York with offices in 23 states, and over 3,300 employees. Greystone is a leading multifamily and healthcare lender, having originated $16.6 billion in 2020. Greystone’s real estate finance capabilities provide flexible capital solutions across a variety of platforms including Fannie Mae, Freddie Mac, FHA, CMBS, Bridge, Mezzanine, Off-balance sheet, and Preferred equity. Clear market leader in restructuring defaulted Federal Housing Administration (FHA) multifamily loans. Leading FHA multifamily loan originator in number of loans for multifamily and healthcare combined. Largest small loan Fannie Mae Delegated Underwriter and Servicing (DUS®) lender in the United States. Greystone’s real estate investment businesses include real estate development; acquisition and management of multifamily housing; affordable housing and healthcare facilities. Greystone’s real estate advisory businesses offer a range of specialties, including multifamily and healthcare sales advisory, affordable housing preservation, and development management.

Summary of Key Terms Series A-1 Preferred Units ISSUER America First Multifamily Investors, L.P., a Delaware limited partnership. (NASDAQ:ATAX) SECURITIES TO BE EXCHANGED Up to 9,450,000 Series A-1 Preferred Units, representing limited partnership interests in the Partnership EXCHANGE AMOUNT In part or in whole RATE 3.0% Fixed rate, non-cumulative distribution paid quarterly. INVESTOR OPTIONAL REDEMPTION Can put all, or in part, at par plus any accrued and unpaid distribution: Upon the sixth anniversary of the initial investment and each anniversary thereafter; If the ratio between the beneficial unit certificates (“BUCs”) and Series A/A-1 Preferred Units falls below, on average, 1:1 for 15 consecutive business days. ISSUER OPTIONS Issuer has the option to call all, or in part, Preferred Units upon the sixth (6th) anniversary of the initial investment and each anniversary thereafter. DISTRIBUTION AND LIQUIDATION PREFERENCE Senior to BUCs and on parity with the Series A Preferred Units INVESTED ASSETS ATAX represents that the majority of its invested assets, as determined by its General Partner, will be CRA-eligible investments. RIGHTS Non-voting, non-convertible, no registration rights. CRA ALLOCATION Community Development Investment Specific Allocation with Portfolio Diversification FUND CRA CRA Certificate of Majority of Invested Assets at close, annually thereafter FEES None

Addendum A Greystone AF Manager LLC America First Capital Associates, L.P. Two (“AFCA 2” or the “General Partner) America First Multifamily Investors, L.P. (NASDAQ: ATAX) Limited Partnership Interests Preferred Units Series A & Series A-1 Greystone AF Holdings LLC Greystone ILP, Inc. (the “Initial Limited Partner of ATAX”) Beneficial Unit Certificate (“BUC”) Holders 100% Owned 99% Owned Limited Partnership Interests (1) 99.99% Owned .01% Owned 1% Owned 1. Beneficial Unit Certificates (“BUCs”) represent Limited Partnership Interests in America First Multifamily Investors, L.P. that are credited to the initial Limited Partner and whose rights are irrevocably assigned to the BUC Holders. Portfolio of Investments America First Multifamily Investors, L.P. – Ownership Diagram

ADDENDUM B

COMMUNITY DEVELOPMENT INVESTMENTS
Q1 2016 – Q2 2021

Community Development Investment	Project Location	Deal Type	County	State	Units
Companion at Thornhill Apartments	Lexington, SC	Refinance	Lexington	SC	179
Concord at Williamcrest	Houston TX	Acquisition + Rehab	Harris	TX	288
Concord at Gulf Gate	Houston TX	Acquisition + Rehab	Harris	TX	288
Concord at Little York	Houston TX	Acquisition + Rehab	Harris	TX	276
Las Palmas II	Coachella, CA	Acquisition + Rehab	Riverside	CA	81
San Vicente Townhomes	Soledad, CA	Acquisition + Rehab	Monterey	CA	50
Harmony Court	Bakersfield, CA	Acquisition + Rehab	Kern	CA	96
Summerhill	Bakersfield, CA	Acquisition + Rehab	Kern	CA	128
Madera Family	Madera, CA	Acquisition + Rehab	Madera	CA	75
Courtyard	Fullerton, CA	Acquisition + Rehab	Orange	CA	108
Seasons San Juan Capistrano	San Juan Capistrano, CA	Acquisition + Rehab	Orange	CA	112
Seasons Lakewood	Lakewood, CA	Acquisition + Rehab	Los Angeles	CA	85
Oaks at Georgetown	Georgetown, TX	Acquisition + Rehab	Williamson	TX	192
Harmony Terrace	Simi Valley, CA	Acquisition + Rehab	Ventura	CA	136
Avistar at Copperfield	Houston, TX	Acquisition + Rehab	Harris	TX	192
Avistar at Wilcrest	Houston, TX	Acquisition + Rehab	Harris	TX	88
Avistar at Wood Hollow	Austin, TX	Acquisition + Rehab	Travis	TX	409
Montecito at Williams Ranch	Salinas, CA	Acquisition + Rehab	Monterey	CA	132
Village at River's Edge	Columbia, SC	New Construction	Richland	SC	124
Vineyard Gardens	Oxnard, CA	Acquisition + Rehab	Ventura	CA	62
South Pointe	Hanahan, SC	Acquisition + Rehab	Berkeley	SC	256
Rosewood	Goose Creek, SC	Acquisition + Rehab	Berkeley	SC	100
Solano Vista	Vallejo, CA	Acquisition + Rehab	Solano	CA	96
Village at Avalon	Albuquerque, NM	New Construction	Bernalillo	NM	240
Gateway Village	Hillsborough, NC	Acquisition + Rehab	Orange	NC	64
Lynnhaven	Durham, NC	Acquisition + Rehab	Durham	NC	75
Montevista	San Pablo, CA	Acquisition + Rehab	Contra Costa	CA	82
Scharbauer Flats	Midland, TX	New Construction	Midland	TX	300
Oasis at Twin Lakes	Roseville, MN	New Construction	Ramsey	MN	228
Ocotillo Springs	Brawley, CA	New Construction	Imperial	CA	75
CCBA Senior Gardens	San Diego, CA	New Construction	San Diego	CA	45
Centennial Crossings	Centennial, CO	New Construction	Arapahoe	CO	209
Hilltop at Signal Hills	West St Paul, MN	New Construction	Dakota	MN	146
Legacy Commons at Signal Hills	West St Paul, MN	New Construction	Dakota	MN	247
Hope on Broadway	Los Angeles, CA	New Construction	Los Angeles	CA	49
Hope on Avalon	Los Angeles, CA	New Construction	Los Angeles	CA	88
Jackson Manor Apartments	Jackson, MS	Acquisition + Rehab	Hinds	MS	60
					5,461

16

Addendum C

Cash Available for Distribution Calculation

The Partnership believes that Cash Available for Distribution ("CAD") provides relevant information about the Partnership's operations and is necessary, along with net income, for understanding its operating results. To calculate CAD, the Partnership begins with net income as computed in accordance with GAAP and adjusts for non-cash expenses consisting of depreciation expense, amortization expense related to deferred financing costs, amortization of premiums and discounts, non-cash interest rate derivative expense or income, provisions for credit and loan losses, impairments on MRBs, governmental issuer loans, Public housing Capital Fund Trust Certificates, real estate assets and property loans, deferred income tax expense (benefit) and restricted unit compensation expense. The Partnership also deducts Tier 2 income distributable to the General Partner as defined in the Partnership Agreement and Series A Preferred Unit distributions and accretion. Net income is the GAAP measure most comparable to CAD. There is no generally accepted methodology for computing CAD, and the Partnership's computation of CAD may not be comparable to CAD reported by other companies. Although the Partnership considers CAD to be a useful measure of the Partnership's operating performance, CAD is a non-GAAP measure that should not be considered as an alternative to net income calculated in accordance with GAAP, or any other measures of financial performance presented in accordance with GAAP. The following table shows the calculation of CAD (and a reconciliation of the Partnership's net income, as determined in accordance with GAAP, to CAD) for the six months ended June 30, 2021 and for years ended December 31, 2020, 2019, 2018, 2017 and 2016.

	For the Six Months Ended June 30,	For the Years Ended December 31,				
	2021	2020	2019	2018	2017	2016
Net income	17,257,534	7,208,828	30,492,151	41,139,529	30,591,198	23,784,507
Change in fair value of derivatives and interest rate derivative amortization	2,043	(116,899)	499,835	(724,579)	240,091	(17,618)
Depreciation and amortization expense	1,368,344	2,810,073	3,091,417	3,556,265	5,212,859	6,862,530
Provision for credit loss	900,080	7,318,590	-	-	-	-
Provision for loan loss	330,116	911,232	-	-	-	-
Impairment of securities	-	-	-	1,141,020	761,960	-
Impairment charge on real estate assets	-	25,200	75,000	150,000	-	61,506
Reversal of impairment on securities	-	(1,902,979)	-	-	-	-
Amortization of deferred financing costs	454,383	1,450,398	1,713,534	1,673,044	2,324,535	1,862,509
Restricted unit compensation expense	269,084	1,017,938	3,636,091	1,822,525	1,615,242	833,142
Deferred Income Taxes	(35,670)	(105,920)	(149,874)	(242,235)	(400,000)	366,000
Redeemable Series A Preferred Unit distribution and accretion	(1,435,526)	(2,871,051)	(2,871,051)	(2,871,050)	(1,982,538)	(583,407)
Tier 2 (Income distributable) Loss allocable to the General Partner	(2,068,147)	80,501	(2,018,202)	(2,062,118)	(1,994,518)	(2,858,650)
Bond purchase premium (discount) amortization (accretion), net of cash received	(36,706)	(59,691)	(80,524)	(14,633)	(270,048)	(106,439)
Total CAD	17,005,535	15,766,220	34,388,377	43,567,768	36,098,781	30,204,080

17